Exhibit 99.1

Alibaba Group Announces New Organizational and Governance Structure

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or “we”) announces a new organizational and governance structure to empower all our businesses to become more agile, enhance decision making, enable faster responses to market changes, and promote innovation to capture opportunities in their respective markets and industries, thereby unlocking the value of Alibaba Group’s various businesses.

Under this plan, we will have six major business groups and other investments, each to be independently managed by its own chief executive officer and board of directors. The six major business groups that we plan to establish are:

1.	Cloud Intelligence Group (including cloud, AI, DingTalk and other businesses), with Daniel Zhang serving as chief executive officer in addition to his responsibilities as Alibaba Group’s chairman and chief executive officer;

2.	Taobao Tmall Business Group (including Taobao, Tmall, Taobao Deals, Taocaicai, 1688.com and other businesses), with Trudy Dai serving as chief executive officer;

3.	Local Services Group (including Amap, Ele.me and other businesses), with Yongfu Yu serving as chief executive officer;

4.	Global Digital Business Group (including Lazada, AliExpress, Trendyol, Daraz, Alibaba.com and other businesses), with Fan Jiang serving as chief executive officer;

5.	Cainiao Smart Logistics, with Lin Wan serving as chief executive officer; and

6.	Digital Media and Entertainment Group (including Youku, Alibaba Pictures and other businesses), with Luyuan Fan serving as chief executive officer.

Each business group will also have the flexibility to raise outside capital and potentially to seek its own IPO, with the exception of Taobao Tmall Business Group, which will remain wholly-owned by Alibaba Group.

March 28, 2023

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Safe Harbor Statements

This announcement contains forward-looking statements, including statements describing Alibaba Group’s new organizational and governance structure, strategic benefits of this new structure and potential future financing activities. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek, ” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s strategies and business plans, Alibaba Group’s beliefs, expectations and guidance regarding the enhanced value of its business, as well as Alibaba Group’s strategic and operational plans, are or contain forward-looking statements. Alibaba Group may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange Limited, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In particular, the timing and implementation details of Alibaba Group’s new structure, and whether the new structure will yield the expected strategic benefits are subject to uncertainties. All information provided in this announcement is as of the date of this announcement and are based on assumptions that Alibaba Group believes to be reasonable as of this date, and Alibaba Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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